Amendment Filed By: Alliant Corporate Strategies
				Pursuant to Rule 425 under the Securities Act of 1933
				And Deemed Filed Pursuant to Rule 14a-12
				Under the Securities Exchange Act of 1934
				Subject Company: Lexon, Inc.
				(Commission File No: 000-26915)

AMENDMENT TO PRIOR RULE 425 FILING
MADE BY ALLIANT CORPORATE STRATEGIES ON
JUNE 12, 2003
(FILING DATE: JUNE 13, 2003)

	On June, 12, 2003, Alliant Corporate Strategies, acting on behalf of its client Arrowhead Production Company, Inc., submitted an electronic filing to the SEC, which consisted of a letter of intent, dated May 19, 2003, from Alliant Corporate Strategies to Lexon, Inc.

	During the process to convert the document to its required format, certain errors were made to the heading on that certain letter of intent.

	The correct header on the document should read:

	"Filed by:  Alliant Corporate Strategies
	Pursuant to Rule 425 under the Securities Act of 1933
	And Deemed to be Filed Pursuant to Rule 14a-12
	Under the Securities Exhange Act of 1934
	Subject Company:  Lexon, Inc.
	(Commission File No. 000-26915)"

	Alliant Corporate Strategies, on behalf of its agent or agents, apologizes for any confusion this clerical error has caused. The remaining text representing the principal body of the document otherwise appears to be essentially accurate.